Exhibit 99.5

Consent of Director Nominee

Guitar Group Limited (the “Company”) has filed a registration statement on Form F-1 (the “Registration Statement”) with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the Company’s initial public offering of ordinary shares. In connection therewith, I hereby consent, pursuant to Rule 438 of the Securities Act, to being named as a nominee to the board of directors of the Company in the Registration Statement, as may be amended from time to time. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.

By:	/s/ Wade Kam Chung Ho
Name:	Wade Kam Chung Ho
Date:	5 November 2026

[Signature page for consent of director nominee]